

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

<u>Via E-mail</u>
Mr. Brett T. White
Chief Financial Officer
Meru Networks, Inc.
894 Ross Drive
Sunnyvale, California 94089

> **Re: Meru Networks, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 5, 2012**
> **File No. 333-183726**

Dear Mr. White:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The prospectus states that the offered securities may be offered by you or selling securityholders; you appear ineligible, however, to register a resale offering using the unallocated shelf procedure. In this regard, General Instruction II.D of Form S-3 applies when securities being registered pursuant to General Instruction I.B.1 or I.B.2 are being offered by or on behalf of the registrant pursuant to Rule 415(a)(1)(x). Please also refer to footnote 525 to SEC Release No. 33-8591. A resale offering may nonetheless be included in the pending registration statement provided that the class of securities, number of securities, offering price, and fee payable with respect to such resale offering are separately allocated in the fee table. Please revise accordingly, or advise.

2.   Please revise your prospectus to provide the disclosure called for by Item 507 of Regulation S-K with respect to the resale offering being registered, or tell us in your response letter why you believe you are not required to provide this information. We

Mr. Brett T. White
Meru Networks, Inc.
October 1, 2012
Page 2

note in this regard that you may not omit selling securityholder information pursuant to Rule 430B(b) because you are not eligible to register the resale of your securities in reliance on Instruction I.B.1. of Form S-3.

Item 17. Undertakings, page II-2

3.   Please revise to remove the undertakings set forth in Item 512(a)(5)(i) of Regulation S-K, given that you are ineligible to rely on Rule 430B. Alternatively, tell us why you believe it is appropriate to include these undertakings.

Exhibit Index

4.   We note from the footnote to the exhibit index that you intend to file the forms of indenture for the debt securities being registered (Exhibits 4.13 and 4.14) "when and if necessary, subsequent to effectiveness of this registration statement." Please be advised that the forms of indenture will need to be filed with a pre-effective amendment to your registration statement, and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits.   For guidance, refer to question 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

Exhibit 5.1

5.   We note that the legality opinion is provided only with respect to securities that may be offered and sold from time to time by the company as set forth in the registration statement. Please provide a revised legality opinion that also covers the securities to be offered for resale by the selling securityholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3483 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-mail
        Shulamite Shen White, Esq.
        Fenwick & West LLP